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October 25, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE – Mail Stop 4720

Washington, D.C. 20549

Re:	Athene Holding Ltd.

Registration Statement on Form S-1

File No. 333-211243

Dear Ms. Hayes:

On behalf of Athene Holding Ltd. (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) is Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-211243, of the Registrant (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated September 15, 2016 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Comment Letter or Registration Statement, as applicable.

Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.

Compensation of Executive Officers and Directors

2015 Compensation Decisions, page 225

1.

We note your response to our prior comment 3 as well as the tabular disclosure that now appears on page 226 of the amended prospectus. For each performance measurement that is based on metrics derived from your financial statements, including, without limitation, operating income and return on equity, please disclose the threshold, target, and maximum amounts, as applicable, and the actual results achieved by the company. In the alternative, please provide us with your analysis as to why you believe you are not required to disclose this information. For guidance, see Question 118.04 of the Compliance and Disclosure Interpretations for Regulation S-K.

The Registrant has revised the disclosure on page • of the Registration Statement to comply with the Staff’s comment to disclose metrics derived from the Registrant’s financial statements – specifically, operating income, as adjusted; return on equity, as adjusted; retail sales; funding agreement backed notes program; reinsurance flow from existing 3rd party treaties; and risk-based capital. The Registrant has removed new 3rd party reinsurance sales from the table because, although this metric was initially a performance target, the compensation committee did not consider this metric in its evaluation of 2015 performance and its determination of the amount of 2015 annual incentive awards.

The Registrant respectfully believes that disclosure of the retail net spread target relating to the objective to “grow core business and continue to support M&A activities,” and actual results, as well as of the expense targets relating to the objective to “achieve operating model efficiencies,” and actual results, is not required under Instruction 4 to Item 402(b) of Regulation S-K, even on an historical basis, because these targets constitute confidential commercial information, the disclosure of which would result in substantial competitive harm to the Registrant.

US GAAP does not require the Registrant to separate out its direct operating expenses, and the Registrant does not otherwise separately report such expenses in the Registration Statement because the information is highly confidential as it goes to the efficiency of the Registrant’s operations. Disclosing direct operating expense targets and actual results over a period of years, even on an historical basis, would provide the Registrant’s competitors with insight into the Registrant’s carefully developed operational model. In turn, this visibility would allow competitors to copy Registrant’s operating model or otherwise exploit that information to Registrant’s disadvantage.

Similarly, US GAAP does not require the Registrant to disclose the net spread it is able to achieve on the sale of retirement products to individuals, and the Registrant regards such information to be highly confidential. Indeed, most companies generally would regard information about the average profit margin achieved on a particular product to be highly confidential commercial information. This information is not otherwise disclosed or required to be disclosed in the Registration Statement, and none of the Registrant’s peer insurance company competitors disclose such information in their SEC filings.

In lieu of disclosing these quantitative targets, the Registrant, as required by Instruction 4, has provided a discussion of how difficult it was for the executive and the Registrant to achieve the performance targets. The Registrant has also disclosed whether the executive and the Registrant achieved or exceeded each of the undisclosed targets. The Registrant respectfully submits that the level of disclosure it has provided about the annual incentive awards, including the actual payout level for each objective, is sufficient to inform investors about the purpose, function and performance of its compensation programs.

Finally, as the Registrant disclosed on page 226 of Amendment No. 2, the compensation committee met in December 2015 to determine the amounts of 2015 annual incentive awards, and these decisions were based on projections of full-year 2015 results. Hence, the Registrant does not believe that the performance targets table should disclose actual 2015 results. Item 402(b)(1) requires disclosure of “[h]ow the registrant determines the amount (and, where applicable, the formula) for each element to pay.” As a factual matter, for 2015, the Registrant’s compensation committee determined pay on the basis of projected 2015 results, and the Registrant has therefore disclosed the projected 2015 results that formed the basis of the compensation committee’s decisions on how much to pay the named executive officers in the form of annual incentive awards.

2015 Grants of Athene Plan-Based Awards Table, page 229

2.	Please tell us why you have not reported the grant date fair value of the annual incentive plan awards within the table. We note that the grant date for the award appears to be December 10, 2015.

The Registrant has not reported the grant date fair value of the annual incentive plan awards in the 2015 Grants of Athene Plan-Based Awards Table because the awards are denominated in dollars. As we stated in our July 1, 2016 response to comment #14 in the Staff’s June 6, 2016 letter, the Registrant has recharacterized its annual bonuses as equity and non-equity plan incentive awards for disclosure purposes.

“Specifically, in the Awards Table: as the equity incentive plan awards are denominated in dollars, consistent with Regulation S-K CDI 120.01,1 the Registrant reports the equity incentive plan awards in dollars, and not number of shares. In addition, the Registrant is not able to separate the equity incentive awards from the non-equity incentive awards. Both types of awards are subject to the same threshold, target and maximum framework, and the compensation committee views the annual incentive award as one award, not two. Once the Registrant’s compensation committee makes its decision as to the amount of the annual incentive award, the allocation between Class A common shares and cash is based on a percentage of the NEO’s total base salary and annual incentive award.2 Accordingly, the Registrant reports a single incentive award (combining both the cash-settled and share-settled awards) in the columns under the heading “Estimated Future Payouts Under Incentive Plan Awards.” With respect to the share-settled awards, the Registrant reports the number of actual shares issued and their issuance date fair value in a footnote to the Awards Table.”

[1]	Regulation S-K CDI 120.01 reads as follows:

Question: If an equity incentive plan award is denominated in dollars, but payable in stock, how is it disclosed in the Grants of Plan-Based Awards Table since the headings for equity-based awards (columns (f), (g) and (h)) only refer to numbers and not dollars?

Answer: The award should be disclosed in the Grants of Plan-Based Awards Table by including the dollar value and a footnote to explain that it will be paid out in stock in the form of whatever number of shares that amount translates into at the time of the payout. In this limited circumstance, and if all the awards in this column are structured in this manner, it is acceptable to change the captions for columns (f) through (h) to show “($)” instead of “(#).” [Aug. 8, 2007]

[2]	On page 220 of Amendment No. 2 to Form S-1, in response to comment #1 in the Staff’s July 15, 2016 letter, the Registrant has described how it determines the amount to be paid out in common shares versus cash.

Accordingly, because the awards are denominated in dollars and reported in dollars, the Registrant has not also disclosed the grant date fair value of the awards since the concept of grant date fair value is not applicable to awards denominated in dollars.

*   *   *   *   *   *   *

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

Cc:	Josh Samples (SEC)

Erin Jaskot (SEC)

Bonnie Baynes (SEC)

Sharon Blume (SEC)

James R. Belardi (Athene Holding Ltd.)

John Golden (Athene Holding Ltd.)

Perry J. Shwachman (Sidley Austin LLP)

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